UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Public Utility Holding Company Act of 1935
File No. 70-8327
Report for Period: October 1, 2003 to December 31, 2003

In the matter of:

AEP UTILITIES, INC. (Formerly known as CENTRAL AND SOUTH WEST CORPORATION), ET AL

        This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by AEP Utilities, Inc. [formerly known as Central and South West Corporation (CSW)]. Under HCAR 35-26250 dated March 14, 1995, it is required that AEP Texas Central Company (TCC) [formerly known as Central Power and Light Company (CPL)], Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and AEP Texas North Company (TNC) [formerly known as West Texas Utilities Company (WTU)] (the utilities) file quarterly reports providing the following information with respect to meter reading, billing, and collecting services for nonassociates: 1) a list of Municipalities to which the services were provided, 2) the amount of revenues received, and 3) the expenses incurred. This report covers the period October 1, 2003 through December 31, 2003.

The requested information for the fourth quarter of 2003 is as follows:

	PSO	SWEPCO	TCC	TNC	TOTAL

LIST OF MUNICIPALITIES TO
WHICH SERVICES WERE PROVIDED	None	None	None	None	None

AMOUNT OF REVENUES
RECEIVED	None	None	None	None	None

EXPENSES INCURRED	None	None	None	None	None

S I G N A T U R E

        As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, the utilities have duly caused this report to be signed on their behalf on this 28th day of January 2004.

   AEP Texas Central Company
        (formerly known as Central Power and Light Company)

   Public Service Company of Oklahoma

   Southwestern Electric Power Company

   AEP Texas North Company
         (formerly known as West Texas Utilities Company)

/s/ Wendy G. Hargus

Wendy G. Hargus

Assistant Treasurer